# XSurgical Inc.



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# Annual Report
# 2022

# Annual Report 2022

Throughout this document, mentions of XSurgical refer to XSurgical Inc., a Corporation formed on February 9, 2018 in Delaware (the "Company"). The Company's physical address is 3 Glen Road, Topsfield, MA 01983.

You may contact the Company by emailing gdenovi@xsurgicalrobotics.com. This annual report is posted on the Company's website, www.xsurgicalrobotics.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

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# Questions and Answers

**1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))**

XSurgical Inc. ("XSurgical" or "Company") is a corporation formed on February 9, 2018, in Delaware. The Company's physical address is 3 Glen Road, Topsfield, MA 01983. The Company's web site may be accessed at www.xsurgicalrobotics.com.

**2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))**

## Gianluca De Novi, PhD

*Board positions with XSurgical*

| Dates | Position | Principal Occupation |
|---|---|---|
| Feb. 2018- current | co-founder and Chief Executive Officer | Serial Entrepreneur and Innovator, including being part of the Faculty at the Harvard Medical Campus, the Massachusetts General Hospital and innovation start-ups either owned or where Gianluca consults covering the typical responsibilities of a Chief Technology Officer |

*Positions with XSurgical*

| Dates | Position | Responsibilities |
|---|---|---|
| Feb 2018-current | Chief Executive Officer | Product and Technology development |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
|---|---|---|
| 2012-current | Massachusetts General Hospital | Director, Medical Device & Simulation Laboratories |
| 2011-current | Harvard Medical School | Instructor, Radiology and Imaging |
| 2014-current | Esacode LLC | Owner |
| 2020-2022 | Plymouth Rock | Vice-President, Engineering |

## Michele Marzola, MBA

*Board positions with XSurgical*

| Dates | Position | Principal Occupation |
|---|---|---|
| Feb 2018- current | Co-founder and Chairman of the Board | Serial entrepreneur and serial investor in Life Science companies. |

*Positions with XSurgical*

| Dates | Position | Responsibilities |
|---|---|---|
| Feb 2018- current | Chairman of the Board | Fundraising and Business Development |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
|---|---|---|
| 1994-1995 | Bain & Co. | Consultant, part of the Strategy practice in London |
| 1986-1994 | Booz, Allen & Hamilton | Principal, leader of the Strategy Practices and M&A Practices in London and Milan |
| 1994-2006 | IBM | General Manager, the IBM Consulting Group EMEA; GM Application Management Services EMEA |
| 2006-current | | Serial entrepreneur and serial investor, including being CEO at Perinnovare Spa, the Innovation agency of the Italian Industrial association. |

# Debora Botturi, PhD

*Board positions with XSurgical*

| Dates | Position | Principal Occupation |
|---|---|---|
| 2018-current | Co-Founder and Chief Scientific Officer | Solution development, Intellectual Property, clinical applications and regulatory management |

*Positions with XSurgical*

| Dates | Position | Responsibilities |
|---|---|---|
| 2018-current | Co-Founder and Chief Scientific Officer | Solution development, Intellectual Property, clinical applications and regulatory management |

**3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))**

Gianluca De Novi owns 950,000 shares of Common Stock, representing voting rights equal to 15.2%, Surgica Robotica srl (owned equally by Michele Marzola and Debora Botturi) owns 4,150,000 shares of Common Stock, representing a voting power of 66,3%.

**4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))**

XSurgical is developing the first universal surgical robotic platform, capable of addressing multiple procedures, organs and tissues, reducing cost by 50% per patient/procedure, making it ideal for Regional hospitals (90% of the current market). We are also developing the first solution deployable in open filed critical missions, targeting both military operations and civilian emergencies. XSurgical will aim to sell capital equipment to hospitals and governmental organization (DoD, NATO, Regional emergency support centers). We plan to generate recurring revenues by selling services, parts and maintenance to acquired customers. In addition, we plan to generate royalties through the enablement of third parties devices on our platform. The key driver of our business plan is the finalization of the Gamma prototype and to start the regulatory approval processes in the U.S.A. and in Europe. This is the main reason for the fund raising activities currently taking place.

**5. How many employees does the Company currently have? (§ 227.201(e))**

None

**6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))**

Risks Associated with Our Business

We are an early-stage business.

We have a limited operating history and have incurred losses.

We will need additional financing.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

Our products and services may infringe the intellectual property rights of others, which may cause us to pay unexpected litigation costs or damages or prevent us from selling our services.

Our operating results may vary and be unpredictable, make period-to-period comparisons less meaningful, and make our future results difficult to predict.

We will have broad discretion over the use of the proceeds we receive in the Offering and may not apply the proceeds in a manner that increase the value of your investment.

Our projections and forward-looking information may prove to be incorrect.

There might be unanticipated obstacles to the execution of our business plan.

If we fail to obtain or maintain necessary U.S. Food and Drug Administration clearances for our medical device products, or if such clearances are delayed, we will be unable to commercially distribute and market our products in the U.S.

Modifications to our products may require new 510(k) clearances or PMA approvals, or may require us to cease marketing or recall the modified products until clearances or approvals are obtained.

Clinical trials necessary to support 510(k) clearance or PMA approval of our future products could be time consuming and expensive. Delays or failures in our clinical trials could prevent us from commercializing our products and could adversely affect our business, operating results and prospects and could cause us to cease operations.

We rely on one product.

Gamma and future products may never achieve market acceptance.

To be commercially successful, we must persuade physicians that using our products to execute a variety of General Surgery procedures is an effective alternative to existing therapies and treatments.

Even with respect to products approved by regulatory authorities or if our products are approved by regulatory authorities, if we or our suppliers fail to comply with ongoing FDA regulation or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Our revenue stream depends upon third party reimbursement.

Upon commercialization of our products, we will be dependent on third parties to market, distribute and sell our products.

Adverse events involving our products may lead the FDA to delay or deny clearance for our products or result in product recalls that could harm our reputation, business and financial results.

Product liability claims and product recalls could limit sales and increase costs.

We may not be able to manage future growth.

We may have competition from other companies.

Our product is new and unique and contains inherent risks.

Our historical financial statements have not been audited.

Disruptions caused by COVID-19 pandemic and related government restrictions adversely affected our business.

Risks associated with our managers and management team

We depend on key personnel, and if we fail to retain and attract skilled management and other key personnel, our business may be harmed.

The liability of our officers and directors is limited.

Risks Associated with the Securities and this Offering

Because this Offering will be conducted on a "best efforts" basis and there is no minimum requirement in order to close, there can be no assurance that we can raise the money we need.

No public market for our securities.

We cannot assure you of a return on your investment.

Long-term nature of investment.

No Assurance of Dividends Paid on Series A Preferred Stock

Possible non-compliance with securities laws.

We have arbitrarily set the offering price of the Share

**7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))**

| Class of security | Amount authorized | Amount outstanding | Voting rights | Other terms |
|---|---|---|---|---|
| Common stock | 6,500,000 | 5,100,000 | Yes | |
| Preferred Stock | 2,500,000 | 11,407 | Yes | Liquidation preference |

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

**8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))**

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make
decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with
the interests of other investors, and there is no guarantee that the company will develop in a way that
is advantageous to you. For example, the majority shareholder may decide to issue additional shares
to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based
on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

**9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))**

Valuation based on comparable raises of medical device companies at the same stage of development. Valuation consistent with normal practices in Venture Capital, considering a 2x

increase on previous investments and significant potential increase in valuation through further capital rounds or I.P.O.

**10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))**

As a minority owner of XSurgical, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in XSurgical and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

**11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))**

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

**12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))**

| Creditor(s) | Amount Outstanding | Interest Rate | Maturity Date |
|---|---|---|---|
| Surgica Robotica srl | $385,881 | 5% | undefined |

**13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))**

| Date of Offering | Securities Offered | Amount Sold | Exemption | Use of Proceeds |
|---|---|---|---|---|
| Dec 2021 | Preferred A-1 stock | $43,292 | Reg CF | Business development |

**14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))**

DOES NOT APPLY

**15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))**

XSurgical has been funded and supported by the Italian parent company Surgica Robotica srl, which intends to continue supporting the operations of the Company. The amount owed to the parent companies are described in our Financial Statements. The Company has limited cash available and is planning to raise funds through Netcapital to further advance product development and Intellectual Property. The company will continue to seek private and institutional investors willing to support the Company until the Gamma product line is FDA approved. XSurgical has on-going discussions regarding a possible I.P.O. in the next 24 months in combination with a $50 M equity line availability provided by a major institutional investor.

**16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the  two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))**

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

# Ongoing Reporting Requirements

XSurgical has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

XSurgical will file a report electronically with the SEC annually and post the report on its web site www.xsurgicalrobotics.com no later than 120 days after the end of each fiscal year covered by the report.



**XSurgical, Inc.** (the "Company") a Delaware Corporation

Financial Statements (unaudited) and Compilation Report

Years ended December 31, 2022 and

December 31, 2021



# Mercurius & Associates LLP
*(formerly known as* AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To the Board of Directors of XSurgical, Inc.

We have reviewed the accompanying statement of financial condition of XSurgical, Inc.(the "Company") as of December 31, 2022 and December 31, 2021 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

We are registered public accounting firm and are required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Substantial Doubt About the Entity's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has negative working capital and an accumulated deficit during the year with negligible revenue. The above condition raises substantial doubt about the Company's ability to continue as a going concern. Further information and management's plan in regard to this uncertainty were also described in



Note 8. The Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Mercurius & Associates LLP**
*(Formerly known as AJSH & Co LLP)*

New Delhi, India
April 05, 2023

## Statement of Financial Position

| | Year Ended D | ecember 31, |
|---|---|---|
| | 2022 | 2021 |
| ASSETS | | |
| Current Assets | | |
| Accounts Receivable | | 15,172 |
| Cash and Cash Equivalents | 8,179 | 6,040 |
| Total Current Assets | 8,179 | 21,212 |
| Non-current Assets | | |
| Intangible Assets: Patents, net of Accumulated Amortization | 212,000 | 239,000 |
| Deferred Offering Costs | - | 1,371 |
| Total Non-Current Assets | 212,000 | 240,371 |
| TOTAL ASSETS | 220,179 | 261,583 |
| | | |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | 1,788 | 788 |
| Related Party Payables | 320,000 | 320,000 |
| Total Current Liabilities | 321,788 | 320,788 |
| Long-term Liabilities | | |
| Related Party Notes Payable | 385,881 | 367,505 |
| Total Long-Term Liabilities | 385,881 | 367,505 |
| TOTAL LIABILITIES | 707,669 | 688,293 |

## EQUITY

| | | |
|---|---|---|
| Common Stock | 10 | 10 |
| Preferred Stock | 114 | 43 |
| Additional Paid in Capital | 15,360 | - |
| Accumulated Deficit | (502,974) | (426,763) |
| Total Equity | (487,490) | (426,710) |
| TOTAL LIABILITIES AND EQUITY | 220,179 | 261,583 |

**Statement of Operations**

| | Year Ende 2022 | d December 31, 2021 |
|---|---|---|
| Revenue | | |
| Cost of Revenue | | |
| Gross Profit | | |
| Operating Expenses | | |
| Advertising and Marketing | | |
| General and Administrative | 30,835 | 6,807 |
| Rent and Lease | - | - |
| Research and Development | - | |
| Amortization | 27,000 | 27,000 |
| Total Operating Expenses | 57,835 | 33,807 |
| Operating Income (loss) | (57,835) | (33,807) |
| Other Income | | 39,562 |
| Interest Income | - | - |
| SBA Grant | - | - |
| Total Other Income | - | 39,562 |
| Other Expense | | |
| Interest Expense | 18,375 | 16,916 |
| Other | | |
| Total Other Expense | 18,375 | 16,916 |
| Provision for Income Tax | - | - |
| Net Income (Loss) | (76,210) | (11,160) |

**Statement of Cash Flows**

| | Year Ended De | cember 31, |
|---|---|---|
| | 2022 | 2021 |
| OPERATING ACTIVITIES | | |
| Net Income (Loss) | (76,210) | (11,160) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Amortization | 27,000 | 27,000 |
| Accounts Payable | 1000 | (39,412) |
| Prepaid Expenses | - | (1,371) |
| Accrued Liabilities | 18,375 | 16,916 |
| Account Receivable | 15,172 | (15,172) |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | 61,547 | (12,040) |
| Net Cash provided by (used in) Operating Activities | (14,663) | (23,200) |
| FINANCING ACTIVITIES | | |
| Sales of Preferred Stock Net of Offering Costs | 16,802 | 43 |
| Related Party Loans | - | 26,730 |
| Net Cash provided by (used in) Financing Activities | 16,802 | 26,774 |
| Cash at the beginning of period | 6,040 | 2,467 |
| Net Cash increase (decrease) for period | 2,139 | 3,574 |

| | | |
|---|---|---|
| Cash at end of period | 8,179 | 6,040 |

**Statement of Changes in Shareholder Equity**

**Common Stock Preferred Stock**

| | Common Stock | | Preferred Stock | | | Accumulated Deficit | Total Shareholder Equity |
|---|---|---|---|---|---|---|---|
| | No. of Shares | $ Amount | No. of Shares | $ Amount | APIC | | |
| Ending Balance 12/31/2020 | 5,100,000 | 1,148 | - | - | 113,677 | (345,631) | (230,806) |
| Issuance of Preferred Stock, net of Offeringcosts | | - | 4,334 | 43 | 15,129 | - | 15,172 |
| Amortization of Deferred Offering Costs | - | - | - | - | (15,129) | - | (15,129) |
| Prior Period Adjustment | - | (1,138) | - | - | (113,677) | (69,973) | (184,788) |
| Net Income (Loss) | - | | - | | - | (11,160) | (11,160) |
| Ending Balance 12/31/2021 | 5,100,000 | 10 | 4,334 | 43 | - | (426,764) | (426,710) |
| Issuance of Preferred Stock, net of Offeringcosts | - | - | 7,073 | 71 | 16,731 | - | 16,802 |
| Amortization of Deferred Offering Costs | | | | | | | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| | - | - | - | - | (1,371) | - | (1,371) |
| Prior Period Adjustment | - | - | - | - | - | - | - |
| Net Income (Loss) | - | - | - | - | - | (76,210) | (76,210) |
| Ending Balance 12/31/2022 | 5,100,000 | 10 | 11,407 | 114 | 15,360 | (502,974) | (487,490) |

**XSurigcal, Inc.**

**Notes to the Unaudited Financial Statements December 31, 2021 & December 31, 2022**

**$USD NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES**

XSurgical, Inc. ("the Company") was formed in Delaware on February 9th, 2018. The Company is in the process of developing a remotely controlled surgical robot employing AI, which can be deployed in situations of disaster recovery, battlefield and even travels into space. Currently, the Company is working on the third iteration of its robot, the Gamma, at its laboratory in Cambridge MA.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during thereporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that anyassociated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identifythe contract(s) with customers

Step 2: Identify the performance obligations in the contract Step 3: Determine the transaction price

Step 4: Allocate thetransaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Intangible Assets

Please see "Note 3" regarding the Company's intangible asset. Advertising Costs

Advertising costs associated with marketing the Company's products and services are generallyexpensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company has authorized a Stock Option Plan for 1,500,000 shares of Common Stock. None have been granted. Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carry forwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations bytax authorities for years before 2019.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In February 2018, the Company entered into a Shareholder Agreement with an entity from Italy ("the Entity") and the Company's owner ("the Owner"). The Entity and Owner own 81.4% and 18.6% of the Company, respectively. Upon certain triggering events of the Entity or Owner, their respective shares may be purchased by the Company at a price calculated by multiplying the fair market value of the Company then determined by a CPA, by a fraction consisting of number of shares owned by the withdrawing party as the numerator, and the total number of shares outstanding as the denominator. Each year there is a net profit, both the Entity and Owner are entitled to 30% of distributable dividends in proportion to their ownership interest in the Company.

The Company had outstanding loans from the entity of amounting $385,881 (inclusive of $59,150 in accrued interest) and $367,505 (inclusive of $40,775 in accrued interest) as of December 31, 2022 and December 31, 2021 respectively for the purposes of developing medical devices. These loans carry an interest rate of 5% and are due on demand.

The Company had outstanding accounts payable totaling $320,000 as a result of the following transactions.

In 2018, the Company purchased the Entity's Research & Development asset that consisted of a prototype of a non- operating surgical robot for $170,000.

In 2019, the Company purchased the Entity's Intellectual Property asset consisting of patents for $150,000.

The ending balance of these intangible assets, net of amortization is $212,000 & $239,000 as of December 31, 2022 and December 31, 2021, respectively.

**NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

In January 2023, the Company was assessed a fine of $25,000 from the IRS for late communication. This fine has been appealed and is expected to be withdrawn. Further, the Company is currently complying with all relevant laws and regulations.

**NOTE 5 – DEBT**

Please see "Note 3" regarding loans from a Related Party.

**Debt Principal Maturities 5 Years Subsequent to 2022**

| Year | Amount |
|------|--------|
| 2023 | 405,175 |
| 2024 | 257,968 |
| 2025 | - |
| 2026 | - |
| 2027 | - |
| Thereafter | - |

**NOTE 6 – EQUITY**

The Company has authorized 25,000,000 shares of Common Stock with a par value of $0.01 per share. 5,100,000 shares were issued and outstanding as of 2022.

The Company has authorized 5,000,000 shares of Preferred Stock with a par value of $0.01 per share. Of those, 2,000,000 shares were Preferred A and 1,250,000 shares were Preferred A-1, and 1,750,000 were undesignated in series. 7,073 and 4,334 Preferred A-1 shares were issued during the year ended December 31, 2022 and December 31, 2021 respectively @$4 per share inclusive of bonus shares of 409 and 541 during the year ended December 31, 2022 and December 31, 2021 respectively.

The Board of Directors may declare and pay dividends upon the outstanding shares of the Company from time to time as they deem advisable. Both classes of Preferred Shareholders are not entitled to any votes; however, they may receive dividends if declared. Furthermore, the 2M shares held by Preferred A shareholders are entitled to 6% return on their capital contributions.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 05, 2023. In January 2023, the Company was assessed a fine of $25,000 from the IRS for late communication. This fine has been appealed and is expected to be withdrawn.

**NOTE 8 – GOING CONCERN**

The Company had working capital of ($313,609) and ($314,748) and an accumulated deficit of ($502,974) and ($426,764) as of December 31, 2022 and December 31, 2021 respectively. The Company's continuation as a going concern is dependent on its ability to generate sufficient cash flow from operations to meet its obligations and/or obtaining additional financing as may be required. The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the above condition raises substantial doubt about the Company's ability to do so. The entity has not commenced principal operations and realized losses and negative cash flows from operations and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or

obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

**NOTE 9 – RISKS AND UNCERTAINTIES**

*COVID-19*


The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.